Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except Ratio Data)

	Years Ended July 31,
	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$144,058	109,402	97,272	$186,187	$151,928
Add back:
Fixed charges less interest capitalized	24,012	23,248	27,128	29,059	25,156
Less:
Preferential stock dividends and premium on redemption of preferred stock	—	—	—	—	—

Total earnings	$168,070	132,650	$124,400	$215,246	$177,084

Fixed Charges:
Interest, capitalized and expensed	$21,777	20,852	24,541	$26,385	$22,936
Amortization of debt expense	347	379	379	341	284
Interest portion of rent expense	1,888	2,017	2,208	2,333	1,936
Preferential stock dividends and premium on redemption of preferred stock	—	—	—	—	—

Total Fixed Charges	$24,012	23,248	$27,128	$29,059	$25,156

Ratio of Earnings to Fixed Charges (1)	7.0	5.7	4.6	7.4	7.0

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges less interest capitalized and subtracting preferred stock dividends and premium on redemption of preferred stock to derive total earnings, and dividing total earnings by fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt expense, 8.5% of rent expense which is deemed representative of an interest factor and preferred stock dividends and premium on redemption of preferred stock. Interest excludes uncertain tax positions which is included in income tax expense.